NEWS For Immediate Release



                          THE MANITOWOC COMPANY
                        TO PURCHASE ASSETS OF USTC
                     TO COMBINE WITH ITS MANITEX UNIT


MANITOWOC, WISCONSIN, September 22, 1998   -   The Manitowoc Company, Inc.
(MTW), announced today it had signed an agreement to purchase the assets of USTC, Inc., a wholly owned subsidiary of UK-based Powerscreen International PLC.

    Located in York, Pennsylvania, USTC builds three proprietary product lines, including boom trucks, rough terrain forklifts, and other types of material-handling equipment. USTC was formed in 1996 when Powerscreen purchased the boom truck product line formerly built by JLG. Presently, the USTC product line includes nine models of boom trucks offering capacities from 10 to 32 tons and tip heights to 170 feet. USTC has approximately 200 employees and had consolidated sales exceeding $30 million for its fiscal year ending March 31, 1998.

    In making the announcement, Joe Conway, Manitex executive vice president and general manager, said: "Our Manitex operation is the number two factor in North American boom truck sales. This combination will establish Manitex as an even stronger competitor in this $100+ million market."

    Terry D. Growcock, Manitowoc's president and chief executive officer, added: "This transaction also is expected to result in operating efficiencies and synergies that will improve gross margins and trim overhead costs for the combined operation. We expect the addition of USTC to be accretive to Manitowoc's earnings per share and EVA(R) (Economic Value-Added) performance in the first full year."

    Manitowoc plans to finance the purchase with a combination of short- and long-term debt. The estimated price includes cash in the mid-$40 million range plus the assumption of trade debt. Closing is contingent upon government approval and approval by Powerscreen's shareholders. The transaction is anticipated to close in mid-November.

    "This acquisition is another example of our commitment to grow each of our core businesses and a definite enhancement to our overall crane segment," explained Growcock. "Our aggressive product development efforts have produced a series of innovative crane platforms. These have included our new "S" Series rear-mounted boom trucks and the industry's highest capacity boom truck, the Manitex 38100. Enthusiastic acceptance of these models by our customers have helped swell our backlog of unfilled crane orders."

    The Manitowoc Company, Inc. is a leading manufacturer of ice-cube machines, ice/beverage dispensers, and commercial refrigeration equipment for the foodservice industry. It is also a leading producer of lattice-boom cranes, boom trucks, and related products for the construction industry and specializes in ship-repair work for vessels operating on the Great Lakes.


               A Note  on  Forward-Looking  Statements

    This press release includes forward-looking statements based on management's current expectations, especially those regarding anticipated operating efficiencies and synergies, improvements in gross margins, and accretive effect of the transaction. These statements involve a number of risks and uncertainties, and they must be qualified by factors that could cause results to be materially different from management's expectations. Such factors include reception of the transaction in USTC's markets, as well as factors affecting the truck crane industry generally (which are described in more detail in Manitowoc's annual report to shareholders).



Company Contact:
Robert R. Friedl
Senior Vice President and
Chief Financial Officer
920-683-8136